FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of November 2019

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Half Year Report for the 116th Fiscal Year

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: November 26, 2019	By:	/s/ Go Sugiyama
Go Sugiyama
Senior Managing Director

This document is a translation of the Japanese language original prepared solely for convenience of reference. In the event of any discrepancy between this translated document and the Japanese language original, the Japanese language original shall prevail.

NOMURA

Half Year Report for the 116th Fiscal Year

(From April 1, 2019 to September 30, 2019)

Nomura Holdings, Inc.

Dear Shareholders,

I would like to express my sincere gratitude to all of our shareholders for your continued support.

First, in May of this year, Nomura Holdings and Nomura Securities Co., Ltd. received a business improvement order from the Financial Services Agency regarding the inappropriate conveying of information. I would like to sincerely apologize to all of you for the severe inconvenience and concern this has caused. We will work to further strengthen and enhance our internal management system not only through compliance with laws and regulations, but also among other things, initiatives towards establishing a code of conduct for our Group in order to ensure this never happens again.

Next, I would like to report on our earnings for the first half of the 116th fiscal year.

During the first half of the fiscal year, market uncertainty continued due to trade friction between the US and China, issues regarding the UK’s exit from the EU, and other factors. In these circumstances, we have begun the “Rebuilding of Our Business Platform” to respond to the megatrends that started to emerge last year.

Specifically, we launched the new “Future Innovation Company” as a virtual company to respond to digitalization and vitalize the non-face-to-face business platform. We are also engaged in drastic transformations, such as proceeding with the repositioning of sales staff and branch integration in Retail Division and reviewing our business portfolio and reducing costs in Wholesale Division.

In addition to our successes in these initiatives, profit on the partial sale of the shares of Nomura Research Institute has also contributed to the year-on-year rise in revenue and income for the first half of the 116th fiscal year.

We determined a dividend per share of 15 yen for shareholders of record as of September 30, 2019, by referring to the consolidated dividend payout ratio of 30% as an important indicator and also considering the total return ratio for dividends and share buyback combined.

We will continue to work swiftly to rebuild our business platform to contribute to the development of a sound capital market through our business based on our fundamental perspective of “putting clients at the heart of everything we do.”

Thank you very much for your continued support.

Koji Nagai

Representative Executive Officer

President and Group CEO

Nomura Holdings, Inc.

November 2019

Overview of Consolidated Operating Results for the First Half of the Fiscal Year (April 1, 2019 through September 30, 2019)

			(Billions of yen)
	Three months ended June 30, 2019	Three months ended September 30, 2019	Six months ended September 30, 2019
Net revenue	332.0	383.4	715.4
Income before income taxes	74.8	128.5	203.3
Net income attributable to NHI shareholders	55.8	138.6	194.4

Note: Rounded to the nearest hundred million yen.

Key Points

•

Although investors adopted a wait-and-see approach amid continued market uncertainty, in the first quarter all business divisions reported higher revenue and pretax income compared to the previous quarter, underscoring our successful efforts to tailor products and services to our clients’ needs and enhance profitability.

•

In the second quarter, our international business achieved its second straight quarter of pretax profit driven by our continued efforts to realign our business portfolio. This, combined with a realized gain from the partial sale of our stake in Nomura Research Institute, drove a quarter on quarter increase in revenue and pretax income.

•

First half net income was 194.4 billion yen due to improved profitability in Wholesale and robust Asset Management performance. Revenues were also boosted by the absence of one-off expenses booked in the same period last year and a significant improvement in Segment “Other” pre-tax results.

Retail

			(Billions of yen)
	Three months ended June 30, 2019	Three months ended September 30, 2019	Six months ended September 30, 2019
Net revenue	80.6	76.9	157.5
Income before income taxes	8.1	5.3	13.4

•

While Retail costs increased in the first quarter due to expenses related to branch office integration, total sales grew as improved investor sentiment drove stronger sales of investment trusts and bonds. As a result, revenue and pretax income was stronger compared to the previous quarter.

•

Second quarter revenue and net income slowed in comparison to the first quarter, as factors such as US-China trade friction led to weaker sales of stocks and investment trusts. We maintained recurring revenue cost coverage ratio of 31%.

•

In the first half, we focused on reassigning our Partner sales representatives to better respond to our clients’ individual needs. We will continue working to build a structure to provide products and services tailored to the different life stages and goals of our clients.

Asset Management

			(Billions of yen)
	Three months ended June 30, 2019	Three months ended September 30, 2019	Six months ended September 30, 2019
Net revenue	34.5	25.7	60.2
Income before income taxes	18.1	10.0	28.2

•

In the first quarter, assets under management remained robust due to market factors as well as inflows mainly into exchange traded funds (ETF) and defined contribution pension funds. Gain/loss related to American Century Investments (ACI) also contributed to stronger revenue and pretax income as compared with the previous quarter.

•

Assets under management reached the second highest level ever in the second quarter, supported by market factors, inflows into ETFs and an increase in public pension mandates in Japan. Asset Management revenue and pretax income slowed quarter on quarter due in part to a decline in gain/loss related to ACI.

•

The investment trust business reported continued inflows. In investment advisory in Japan, we won a new mandate in Japan stocks from a public pension. Overseas, we reported outflows from some public institutions in AEJ and the Middle East, but won a new mandate in EMEA that helped push assets under management higher.

Wholesale

			(Billions of yen)
	Three months ended June 30, 2019	Three months ended September 30, 2019	Six months ended September 30, 2019
Net revenue	159.5	156.7	316.2
Income before income taxes	20.0	18.9	38.9

•

In the first quarter, a rebound in Global Markets, combined with the absence of one-off expenses booked in the previous quarter and a decrease in expense allocations from Corporate, drove stronger Wholesale revenues quarter on quarter.

•

Second quarter revenues declined from the previous quarter but continued to be solid. Fixed Income revenues decreased from the strong prior quarter, while higher Equities revenues was driven by Japan and the Americas. In Investment Banking, DCM Cash delivered a solid quarter despite declining global fee pools as we successfully captured issuer needs and robust performances in our solutions business including FX and Rates also contributed to revenues.

Global Markets

•

In the first quarter, Global Markets revenues grew quarter on quarter, underpinned by significantly stronger Americas Fixed Income revenues, a rebound in Japan and strong Equities performance in the Americas. In Fixed Income, Rate products delivered a solid performance as we captured opportunities amid declining interest rates and revenues from Credit and other spread products improved. In Equities, derivatives results were strong due to an uptick in client activity.

•

In the second quarter, Fixed Income revenues slowed from the strong previous quarter and Equities saw an increase in revenues. Despite a quarter on quarter decline, Rates products continued to drive Fixed Income revenues. FX and Emerging Markets revenues increased mainly in AEJ. In Americas Equities, derivatives revenues increased as heightened volatility led to an uptick in client activity.

Investment Banking

•

In the first quarter, Investment Banking revenues declined compared to the previous quarter when we completed multiple high-profile M&A deals. In Japan, M&A revenues remained strong, while the traditional underwriting business was almost unchanged from the previous quarter. Internationally, cross-border M&A deals centered in AEJ and ALF transactions primarily in the Americas contributed to revenues.

•

In the second quarter, our efforts to provide products and services well suited to client needs resulted in revenues remaining largely flat from the previous quarter even as fee pools declined globally. In Japan, a strong DCM Cash performance supported revenues as we successfully captured issuer needs amidst a low interest rate environment. Overseas, while ALF momentum slowed in comparison with the previous quarter, performance in M&A remained strong and solutions business revenues also increased.